As Filed with the Securities and Exchange Commission on February 8, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INSILICON CORPORATION
(Exact Name of Registrant As Specified in Its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	77-0526155 (I.R.S. Employer Identification No.)

411 East Plumeria Drive
San Jose, California 95134, (408) 894-1900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wayne C. Cantwell
President and Chief Executive Officer
inSilicon Corporation
411 East Plumeria Drive, San Jose, California 95134, (408) 894-1900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

James F. Fulton, Esq.
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306
(650) 843-5000

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:    From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	114,843	$2.425	$278,494.27	$25.62

(1)
Pursuant to Rule 416 of the Securities Act, this registration statement shall cover any additional shares of common stock of inSilicon which become issuable by reason of any stock dividend, stock split, recapitalization or any other similar transaction.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933 based on the average of the high and low sales prices of inSilicon’s common stock as reported on the Nasdaq National Market on February 6, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated February 8, 2002

INSILICON CORPORATION

114,843 Shares
of
Common Stock

The Shares:
This prospectus relates to the offering of up to 114,843 shares of our common stock, par value $0.001 per share that were issued to certain former shareholders of Xentec Inc. in connection with our acquisition of Xentec.

Trading Market:	Our common stock is listed on the Nasdaq National Market under the symbol “INSN.” On February 6, 2002, the closing sale price of our common stock was $2.35.

Risks:	Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

The date of this prospectus is February 8, 2002

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements based largely on our current expectations and projections about future events and financial trends affecting the financial condition or financial results of our business. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions identify these forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described below under the caption “Risk Factors” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information in this Prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

The unpredictability of our quarterly operating results may cause the price of our common stock to decline.

We expect our quarterly operating results to fluctuate significantly due to a variety of factors, many of which are outside of our control. Our revenue is difficult to predict and may fluctuate significantly from period to period. Because our expenses are largely independent of our revenue in any particular period, it is difficult to accurately forecast our operating results. Our operating expenses are based, in part, on anticipated future revenue and a high percentage of our expenses are fixed in the short term. As a result, if our revenue is below expectations in any quarter, the negative effect may be magnified by our inability to adjust spending in a timely manner to compensate for the revenue shortfall.

Factors that could cause our revenue and operating results to vary from quarter to quarter include:

•	shifts in demand for and average selling prices of semiconductors that incorporate our technology;

•	large orders or regional spending patterns unevenly spaced over time;

•	the financial terms of our contractual arrangements with our licensees and partners that may provide for significant up-front payments or payments based on the achievement of certain milestones;

•	the relative mix of license revenues, royalties and services;

•	the impact of competition on license revenue or royalty rates;

•	establishment or loss of strategic relationships with semiconductor or systems companies;

•	timing of new technologies and technology enhancements by us and our competitors;

•	seasonality of demand; and

•	changes in development schedules, research and development expenditure levels and product support by us and semiconductor and systems companies.

As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and, accordingly, that these comparisons should not be relied upon as indications of future performance. Due to these and other factors, it is likely that our operating results will be below market analysts’ expectations in some future quarters, which would cause the market price of our stock to decline.

We have incurred net losses since our inception, and we may not achieve or sustain annual profitability.

We incurred net losses of $19.2 million for fiscal year 2001, $1.3 million for fiscal year 2000 and $12.1 million for fiscal year 1999, and had an accumulated deficit of $43.3 million as of September 30, 2001. Although we have experienced revenue growth in the past, we cannot assure you that we will be able to grow our revenue in future periods. If we do achieve annual profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future or at all. This may in turn cause our stock price to decline. In addition, if we do not achieve or sustain profitability in the future, we may be unable to continue our operations.

If semiconductor and systems companies do not adopt our semiconductor intellectual property and use it in the products they sell, our revenues will not grow.

The adoption and continued use of our semiconductor intellectual property by semiconductor and systems companies and an increasing demand for products requiring complex semiconductors, such as portable computing devices and cellular phones, is important to our continued success. The market for merchant semiconductor intellectual property has only recently begun to emerge. Our ability to achieve sustained revenue growth and profitability in the future will depend on the continued development of this market and, to a large extent, on the demand for complex semiconductors. There can be no assurance that the merchant semiconductor intellectual property and complex semiconductor markets will continue to develop or grow at a rate sufficient to support our business. If either of these markets fails to grow or develops slower than expected, our business, operating results and financial condition would be seriously harmed.

We face numerous risks in obtaining agreements with semiconductor and systems companies on terms beneficial to our business, including:

•	the lengthy and expensive process of building a relationship with a potential licensee or prospective partner;

•	the fact that we may compete with the internal development groups of semiconductor and systems companies;

•	the fact that we may be unable to persuade semiconductor and systems companies to rely on us for critical technology;

•	the fact that we may be unable to persuade potential licensees and partners to bear development costs associated with our communications technology;

•	The risk that even after our customers select our communications technology, they may not produce semiconductors using our communications technology; and

•
the risk that even if a particular semiconductor or systems company adopts our communications technology, that the customer may fail due to competition or lack of market acceptance of its products that use our communications technology.

We cannot assure you that we will be able to maintain our current relationships or establish new relationships with additional licensees or partners, and any failure by us to do so could seriously harm our business. None of our current licensees or partners is obligated to license new or future generations of our communications technology.

If we are not able to protect our intellectual property adequately, we will have less proprietary technology to license, which will reduce our revenues and profits.

Our patents, copyrights, trademarks, trade secrets and similar intellectual property are critical to our success. We rely on a combination of patent, trademark, copyright, mask work and trade secret laws to protect our proprietary rights. We own U.S. patents on various aspects of our technology and have several pending U.S. patent applications. We cannot be sure that patents will be issued from any patent applications submitted, that any patents we hold will not be challenged, invalidated or circumvented or that any claims allowed from our patents will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, the laws of foreign countries may not adequately protect our intellectual property as well as the laws of the United States.

We use various agreements including licenses, employee assignments, independent contractor, third-party nondisclosure, and assignments, to limit access to and distribution of our proprietary information and to obtain license rights or ownership of technology prepared on a work-for-hire or other basis. Even though we have taken all customary industry precautions, we cannot be sure that the steps we take to protect our intellectual property rights will be adequate to deter misappropriation of the rights or that we will be able to detect unauthorized uses and take immediate or effective steps to enforce our rights. We also cannot be sure that the steps we may take to obtain ownership of any contributed intellectual property will be sufficient to assure our ownership of all proprietary rights. We also rely on unpatented trade secrets to protect our proprietary technology, however, we cannot be certain that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose that technology. We also cannot be sure that we can ultimately protect our rights to our unpatented proprietary technology. In addition, third parties might obtain patent rights that could be used to assert infringement claims against us.

Third parties may claim we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses or be prevented from licensing our technology.

Third parties may claim that we are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our technologies infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology and services.

Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of the outcome of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and licensing of certain of our technologies.

Any acquisitions we make could disrupt our business and harm our financial condition and results of operation.

As part of our growth strategy, we pursue the acquisition of other companies, assets and product lines that either complement or expand our existing business. During fiscal year 2001, we completed two acquisitions. Acquisitions involve a number of special risks, including the diversion of management’s attention to the assimilation of the operations and personnel of the acquired companies, adverse short-term effects on our operating results, integration of financial reporting systems and the amortization or impairment of acquired intangible assets. During fiscal year 2001, we recorded an impairment charge of $9.4 million as a result of our acquisition of Xentec Inc. Furthermore, as a result of the discontinuance of our Bluetooth product line in conjunction with the workforce reduction announced in December 2001, during the first quarter of fiscal year 2002 we recorded an impairment charge of $1.2 million related to capitalized computer software costs and intangible assets. The Bluetooth technology was acquired primarily as a result of our acquisition of HD Lab. There can be no assurance that we can successfully integrate acquired businesses or that such businesses will enhance our business. We are unable to predict the likelihood of a material acquisition being completed in the future. We may seek to finance any such acquisition through debt or additional equity financings, which could result in dilution and additional risk for the holders of our common stock.

We anticipate that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, we intend to pursue them actively. No assurance can be given that any acquisition by us will or will not occur, that if an acquisition does occur that it will not materially and adversely affect us or that any such acquisition will be successful in enhancing our business. Our future results of operations will also depend in part on our ability to successfully expand internally by increasing the number of new product lines, and to manage any future growth. No assurance can be given that we will be able to obtain or integrate additional product lines or manage any future growth successfully.

The semiconductor intellectual property market is highly competitive, and we may lose market share to larger competitors with greater resources and to companies that develop their own semiconductor intellectual property using internal design teams.

We will face competition from both existing and new suppliers of semiconductor intellectual property that we anticipate will enter the market. We also compete with the internal development groups of large, vertically integrated semiconductor and systems companies. We also may face competition from suppliers of technologies based on new or emerging technology standards.

We must also differentiate our communications technology from those available or under development by other suppliers or the internal development groups of semiconductor and systems companies, including some of our current and prospective licensees. Many of these internal development groups have substantial programming and design resources and are part of larger organizations with substantial financial and marketing resources. These internal development groups may develop technologies that compete directly with ours or may actively seek to license their own technologies to third parties.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand recognition and larger customer bases, as well as greater financial and marketing resources, than we do. This may allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development and promotion of their technologies.

Many of our products are based on standard communication protocols that are available to the general public. As new competitors enter the market, the introduction of competitive products based on these protocols may result in pricing pressure on our existing products, which could limit our ability to increase revenue.

If we are unable to develop enhancements and new generations of our intellectual property, we may be unable to attract or retain customers.

Our future success will depend on our ability to develop enhancements and new generations of our communications technology that satisfy the requirements of new and evolving standards and introduce these new technologies to the marketplace in a timely manner. If our development efforts are not successful or are significantly delayed, or if the characteristics of our communications technology are not compatible with the requirements of specific product applications, we may be unable to attract or retain customers.

Technical innovations of the type critical to our success are inherently complex and involve several risks, including:

•	our ability to anticipate and respond in a timely manner to changes in the requirements of semiconductor and systems companies;

•	the emergence of new standards by semiconductor and systems companies;

•	the significant research and development investment that is often required before market acceptance, if any, of a particular standard;

•	the possibility that even after a significant investment of our resources, the standard will not become accepted by the industry; and

•	the introduction of products by our competitors embodying new technologies or features.

Our failure to adequately address these risks could render our existing or future communications technology obsolete and could seriously harm our business. In addition, we cannot assure you that we will have the financial and other resources necessary to develop communications technology in the future, or that any enhancements or new generations of the technology that we develop or procure will generate revenue in excess of the costs of development or procurement.

Rapid product transitions or introductions of new standards may cause our technologies to become obsolete.

From time to time, we or our competitors may announce new technologies or capabilities that may replace or shorten the life cycles of our existing technologies. Announcements of currently planned or other new technologies may cause customers to defer or stop licensing our technologies until those new technologies become available. In addition, announcements of a new standard may cause customers to defer or stop licensing our technologies until that standard becomes available or accepted.

If we do not compete effectively with others to attract and retain key personnel, we may be unable to develop the new communications technology necessary to expand our business.

Our ability to continue to grow successfully requires an effective planning and management process. Since October 31, 1998, we increased our headcount substantially, from 51 employees at that date to 91 employees at October 31, 2000 and 119 employees at November 30, 2001. During December 2001, primarily as a result of our workforce reduction, our headcount decreased by 26 employees to 93 employees as of December 31, 2001.

Our growth has placed, and the recruitment and integration of additional employees will continue to place, a strain on our resources. Semiconductor and systems company licensees typically require significant engineering support in the design, testing and manufacture of products incorporating our technology. Accordingly, increases in the adoption of our technology can be expected to increase the strain on our personnel, particularly our engineers.

We believe our future success will depend upon our ability to successfully manage our growth, including attracting and retaining engineers, other highly skilled personnel and senior managers. Our employees are “at will” and are not hired for a specified term. Hiring qualified sales and technical personnel will be difficult due to the limited number of qualified professionals. Competition for these types of employees is intense. We have, in the past, experienced difficulty in recruiting and retaining qualified sales and technical personnel. Our employees are recruited aggressively by our competitors and by start-up companies. We believe our salaries are competitive, but under certain circumstances, start-up companies can offer more attractive stock option packages. As a result, we have experienced, and may continue to experience, significant employee turnover. Failure to attract and retain personnel, particularly sales and technical personnel, would materially harm our business.

As we seek to expand our operations, we may also significantly strain our financial and management systems and other resources. We cannot be certain that our systems, procedures, controls and facilities will be adequate to support our operations.

RISKS RELATED TO THE SEMICONDUCTOR INDUSTRY

A downturn in the semiconductor or electronics businesses would reduce our sales.

Our business has benefited from the rapid worldwide growth of the semiconductor industry, which in turn has been fueled by growth in telecommunications, computers and consumer electronics. Continued licenses of our technologies are largely dependent upon the commencement of new design projects by semiconductor and systems companies. However, the semiconductor industry is highly cyclical and subject to rapid technological change. It also has been subject to significant economic downturns at various times, characterized by diminished demand, accelerated erosion of average selling prices and production overcapacity. In addition, the semiconductor industry also periodically experiences increased demand and production capacity constraints. As a result, we may experience substantial period-to-period fluctuations in future operating results due to general semiconductor industry conditions, overall economic conditions or other factors. A number of semiconductor and systems companies have announced layoffs of their employees or the suspension of investment plans, and we have seen a drop-off in demand from these customers. In addition, there have been a number of mergers in the electronics industry, which may reduce the aggregate level of licenses of our technologies and purchases of our services by the merged companies. Potential slower growth in the electronics industry, a reduced number of design starts, tightening of customers’ operating budgets or continued consolidation among our customers may seriously harm our business.

RISKS RELATED TO OUR SEPARATION FROM PHOENIX TECHNOLOGIES LTD.
IN NOVEMBER 1999

We depend on agreements with Phoenix for many important services that may be hard to replace on a cost-effective basis if Phoenix terminates the agreements.

We have entered into agreements with Phoenix that have defined and will continue to define our business relationship. These agreements include a Services and Cost-Sharing Agreement, under which Phoenix provides various, primarily administrative, services to us, including accounting, treasury, tax and information services, and we share with Phoenix certain costs, including facilities and insurance. The Services and Cost-Sharing Agreement initially extended to June 30, 2000 for all services other than accounting; the term for accounting services initially extended to September 30, 2000. The Services and Cost-Sharing Agreement has been renewed on a month-to-month basis for all services and costs, and we anticipate the further extension of the agreement through fiscal year 2002. Generally, either party can terminate on 30 days’ written notice. Consequently, we cannot be sure how long Phoenix will continue to provide us services under the Services and Cost-Sharing Agreement and, if it does not, whether or on what terms we could obtain these services. If we cannot perform these services ourselves or obtain them on acceptable terms, this could materially harm our business. In addition, we have entered into a distribution agreement under which Phoenix acts as a non-exclusive sales representative for us in certain Asian countries and this service will be difficult to replace if Phoenix terminates this agreement.

Since Phoenix can elect all our directors and influence our business for its benefit for at least as long as it owns 50% or more of our shares, Phoenix can take actions beneficial to it at our expense.

For at least as long as Phoenix continues to own more than 50% of our common stock, Phoenix can direct the election of all our directors and exercise a controlling influence over our business, including any mergers or other business combinations, acquisitions or dispositions of assets, future issuances of our common stock or other equity securities, the incurrence of debt and the payment of dividends. Phoenix also can determine matters submitted to a vote of our stockholders without the consent of our other stockholders, prevent or cause a change in who controls us and take other actions that might be favorable to Phoenix.

We may have conflicts of interest with Phoenix that are not resolved in our favor.

We may have conflicts of interest with Phoenix in areas relating to our past and ongoing relationships, including potential competitive business activities, indemnity arrangements, tax and intellectual property matters, registration rights, potential acquisitions or financing transactions, sales or other dispositions by Phoenix of our shares of common stock it holds and the exercise by Phoenix of its ability to control our management and affairs. We also cannot be sure that any conflicts that may arise between us and Phoenix will be resolved in a manner that does not seriously harm us, even if Phoenix does not intend that result.

In addition, the ownership interests of our directors or officers in Phoenix common stock or service as both a director of inSilicon and an officer or director of Phoenix could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Phoenix. One of our current directors is a director and officer of Phoenix.

Loss of the Phoenix affiliation as a result of our separation from Phoenix may damage our relationships with existing licensees or partners or their perceptions of us, which could reduce our revenues.

Licensees of our communications technology or our strategic partners may have chosen our technologies because of the positive reputation of Phoenix or their economic ties to Phoenix. For example, Phoenix may also be a customer for their products. As a separate, stand-alone entity, we may not enjoy these advantages with those customers and partners and it may be harder for us to compete for their continued business. For example, our company name is not as well recognized as the Phoenix brand in certain markets, and as a result our technology licensing could suffer. The loss of the “Phoenix” brand name may hinder our ability to establish new relationships with potential customers and partners, particularly in Asia. In addition, our current customers, suppliers and partners may react negatively to the separation. Although we believe we have all necessary rights to use the brand name “inSilicon,” our rights to use it may be challenged by others.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered hereby. See “Selling Security Holders”.

SELLING SECURITY HOLDERS

In connection with our acquisition of Xentec Inc. completed in December 2000, we agreed to issue to the selling security holders listed below shares of our common stock to be issued upon exchange of exchangeable preferred shares that were issued by inSilicon Canada Ltd. upon the closing of such acquisition. The terms governing issuance of the exchangeable preferred shares and the rights associated with such shares are substantially as set forth in the Share Purchase Agreement, by and among inSilicon Corporation, inSilicon Canada Ltd., inSilicon Canada Holdings ULC, Xentec Inc., and the shareholders and optionholders of Xentec Inc., dated November 15, 2000 and with a closing date of December 18, 2000 (the “Share Purchase Agreement”), which has been filed as an exhibit to our current report on Form 8-K filed with the SEC on December 29, 2000. The selling security holders listed below have effected the exchange of their exchangeable preferred shares prior to the filing of this prospectus and now hold outstanding shares of our common stock. Our registration of the shares of common stock listed below does not necessarily mean the selling security holders will sell all or any of the shares.

The following table sets forth the information known to us with respect to the number of shares of our common stock beneficially owned as of January 31, 2002 by each selling security holder.

The information provided in the table below with respect to each selling security holder has been obtained from that selling security holder. Except as otherwise disclosed below, none of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling security holders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate either the number or percentage of shares of common stock that will be beneficially owned by the selling security holders after this offering. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

The number of shares beneficially owned by each selling security holder is determined under Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated, and subject to community property laws where applicable and the limitations discussed in this Selling Security Holders section, the persons named have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 14,869,540 shares of common stock outstanding as of January 31, 2002.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered
Name	Number	Percent
Joanna Gagne	11,500	*	11,500

3794091 Canada Inc. (1)	97,990	*	97,990

Martin Guthrie	2,304	*	2,274

Maxim Smirnov (2)	3,238	*	3,079

*	Less than 1%.

(1)	Robert Gagne is the sole shareholder of 3794091 Canada Inc. Mr. Gagne entered into a consulting agreement with inSilicon Corporation on November 15, 2000 and continues to serve in such capacity.

(2)	Mr. Smirnov was employed as a Systems Architect with inSilicon Corporation from December 18, 2000 through June 16, 2001.

PLAN OF DISTRIBUTION

The selling security holders and their successors, including their transferees, pledgees or donees or their successors, may sell the shares of common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Pursuant to the Share Purchase Agreement, the selling security holders agreed not to, without our prior written consent, sell, make any short sale of, grant any option for the purchase of, hedge, or otherwise dispose of any of the shares offered hereunder during the first year following the closing of the Share Purchase Agreement. During the second year following the closing of the Share Purchase Agreement, the selling security holders may not sell more than twenty five percent of such shares during each quarter ending with the quarterly anniversary of the closing of the Share Purchase Agreement plus the remainder of any shares available for sale from a prior quarter.

Subject to the conditions describe above, the shares offered hereunder may be sold from time to time by the selling security holders in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in private transactions;

•	by pledge to secure debts and other obligations; or

•	a combination of any of the above transactions.

Under the Securities Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling security holders will be subject to the applicable provisions of the Securities Exchange Act, which provisions may limit the timing of purchases and sales of shares of common stock by the selling security holders or any other such persons.

In order to comply with the securities laws of some jurisdictions, if applicable, the shares of common stock must be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale or distribution of the shares of common stock may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any shares of common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

To the extent required, the shares of common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

In connection with the acquisition of all outstanding share capital of Xentec Inc., we agreed for the benefit of the selling security holders to register the common stock of inSilicon Corporation they received under applicable federal and state securities laws under specific circumstances and at specific times. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the common stock.

LEGAL MATTERS

The validity of the common stock offered hereby is being passed upon for us by Cooley Godward LLP, Palo Alto, California.

INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended September 30, 2001, as set forth in their report, that is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any filing we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date we first filed the registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC under those sections:

1.	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2001, filed on December 27, 2001, including all material incorporated by reference therein;

2.	Our Definitive Proxy Statement on Schedule 14–A, filed on January 18, 2002;

3.	Our Current Report on Form 8-K, filed on January 24, 2002;

4.	Our Current Report on Form 8-K, filed on February 7, 2002;

5.	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since September 30, 2001, including all material incorporated by reference therein; and

6.	The description of the common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 15, 2000.

You may request a copy of these filings, at no cost to you, by writing, telephoning, or e-mailing us at: Morgen Walke Associates, Attention: Teresa Thuruthiyil, inSilicon Investor Relations, 44 Montgomery Street, Suite 650, San Francisco, California, 94104; Telephone: (415) 296-7383; e-mail: insilicon@mwa-sf.com.

WHERE YOU CAN FIND MORE INFORMATION

Our principal executive offices are located at 411 East Plumeria Drive, San Jose, California 95134. Our telephone number is (408) 894-1900.

We have filed this registration statement on Form S-3 to register the securities offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the entire registration statement and the exhibits and schedules to the registration statement. We also file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated February 8, 2002

INSILICON CORPORATION

114,843 Shares of Common Stock

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by inSilicon Corporation (the “Registrant”) in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.

Registration fee	$25.62
Legal fees and expenses	10,000
Accounting fees and expenses.	4,000
Miscellaneous	750

Total	$14,775.62

Item 15.    Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law (the “Delaware Law”) authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”). Article VI of inSilicon’s Bylaws provide for indemnification of inSilicon’s directors and officers to the maximum extent permitted by Delaware Law. In addition, inSilicon has entered into Indemnification Agreements with its officers and directors.

Item 16.    Exhibits

(a)  Exhibits.
Exhibit Number	Description of the Document
2.1
Share Purchase Agreement, dated as of November 15, 2000, by and among the Registrant, inSilicon Canada Ltd., inSilicon Canada Holdings ULC, Xentec Inc., and the Shareholders and Optionholders of Xentec Inc. (1)

4.1	Amended and Restated Certificate of Incorporation of the Registrant (2)
4.2	Bylaws of the Registrant (2)
5.1*	Opinion of Cooley Godward LLP
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of Cooley Godward LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included in the signature page)

*	Filed herewith.

(1)	Incorporated by reference to Registrant’s Current Report on Form 8–K, filed on December 29, 2000.

(2)	Incorporated by reference to Registrant’s Quarterly Report on Form 10–Q for the quarter ended March 31, 2000, File No. 000-29513.

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Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, County of Santa Clara, State of California on February 4, 2002.

By:	/s/ WAYNE C. CANTWELL
Wayne C. Cantwell President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wayne C. Cantwell and Bryan J. LeBlanc and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement and any subsequent registration statement filed by the registrant pursuant to Securities and Exchange Commission Rule 462, which relates to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys- in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date

/s/ WAYNE C. CANTWELL Wayne C. Cantwell	President and Chief Executive Officer (Director and Principal Executive Officer)	February 4, 2002

/s/ BRYAN J. LEBLANC Bryan J. LeBlanc	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 4, 2002

/s/ RAYMOND J. FARNHAM Raymond J. Farnham	Director	February 4, 2002

/s/ E. THOMAS HART E. Thomas Hart	Director	February 4, 2002

/s/ ALBERT E. SISTO Albert E. Sisto	Director	February 4, 2002

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EXHIBIT INDEX

Exhibit Number	Description of the Document
2.1
Share Purchase Agreement, dated as of November 15, 2000, by and among the Registrant, inSilicon Canada Ltd., inSilicon Canada Holdings ULC, Xentec Inc., and the Shareholders and Optionholders of Xentec Inc. (1)

4.1	Amended and Restated Certificate of Incorporation of the Registrant (2)
4.2	Bylaws of the Registrant (2)
5.1*	Opinion of Cooley Godward LLP
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of Cooley Godward LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included in the signature page)

*	Filed herewith.

(1)	Incorporated by reference to Registrant’s Current Report on Form 8–K, filed on December 29, 2000.

(2)	Incorporated by reference to Registrant’s Quarterly Report on Form 10–Q for the quarter ended March 31, 2000, File No. 000-29513.